

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2021

Stephen Carey
Senior Vice President, Finance and Chief Financial Officer
ANI PHARMACEUTICALS INC
210 Main Street West
Baudette, Minnesota 56623

> **Re: ANI PHARMACEUTICALS INC**
> **Registration Statement on Form S-3**
> **Filed December 17, 2021**
> **File No. 333-261731**

Dear Mr. Carey:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Davis at 202-551-4385 or Joe McCann at 202-551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Karen Dempsey